United States securities and exchange commission logo





                               November 3, 2023

       Murray Galbraith
       Chief Executive Officer
       YouneeqAI Technical Services, Inc.
       2700 Youngfield St., Suite 100
       Lakewood, CO 80215

                                                        Re: YouneeqAI Technical
Services, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 10,
2023
                                                            File No. 333-271798

       Dear Murray Galbraith:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 6, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed October 10, 2023

       Risk Factors Related to Our Business, page 6

   1. Please revise here and in your summary risk factors to provide a separately captioned risk factor addressing the
nature and scope of Mr. Galbraith's apparent conflict of interest and common control of the
company and Digital Cavalier.
   2. We note your response to prior comment 4. Please disclose whether your exclusive forum provision applies to
actions arising under the Securities Act or Exchange Act. If so, also state that there is
uncertainty as to whether a court would enforce such provision. If the provision applies to
Securities Act claims, please also state that investors cannot waive compliance with the
federal securities laws and the rules and regulations thereunder. In that regard, we note
that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state
courts over all suits brought to enforce any duty or liability created by the Securities Act or
the rules and regulations thereunder. If this provision does not apply
 Murray Galbraith
FirstName
YouneeqAILastNameMurray    Galbraith
           Technical Services, Inc.
Comapany 3,
November  NameYouneeqAI
             2023           Technical Services, Inc.
November
Page 2    3, 2023 Page 2
FirstName LastName
         to actions arising under the Securities Act or Exchange Act, also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Our success and ability to grow our business depend on growing our customer base..., page 7

3. You disclose here you have recently signed two customers that have entered into the
         Annual SaaS Service Agreement and you envision a tiered approach to pricing. Please revise to provide additional details regarding such pricing tiers. Description of business
Exclusive Rights Agreement/Share Purchase Agreement, page 37

4. You disclose that the company has granted rights to RC365 to sell, distribute and market the company's IP. However, we note that you license the technology from Digital
         Cavalier. Please revise here and on pages 58 and F-14, to clarify whether you are sub-
         licensing technology owned by Digital Cavalier and to discuss the provisions of the licensing agreement that permit such reassignment or sub-licensing. In this regard, we note that Clause 12(c) of the License Agreement permits the company to "transfer or assign this Agreement (including the licenses) only to an Affiliate or to any person or entity who acquires all or substantially all of the assets of such Party or to any person or entity to which all or substantially all of the assets of such Party are distributed" and
         "grants rights and licenses only to one licensee at a time and can only be used by one entity at a time." In addition, we note that the exclusive rights agreement covering the IP owned by Digital Cavalier was extended 24 months to March 8, 2026, but the Exclusive
         Rights Agreement with RC365 has a 10-year term. Please revise to discuss the difference in the termination dates between your license agreement with Digital Cavalier, and the
         Exclusive Rights Agreement with RC365 and to provide a more detailed discussion regarding the interaction between these agreements more generally. Liquidity and Capital Resources, page 38

5. We note your response to prior comment 11 that you are currently preparing documents for forgiveness of the PPP loan claiming that you have used at least 60% of the loan proceeds for payroll expenses over an 8-week period. Considering you reported zero dollars spent on salaries, please explain how you will qualify for forgiveness or revise your executive compensation section accordingly.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations, page 43

6. We note your revised disclosure in response to prior comment 9 that you plan to seek $2.5 million private placement after effectiveness of this registration statement. Please revise to clarify how you determined this amount and further discuss any uncertainty that you will
 Murray Galbraith
FirstName
YouneeqAILastNameMurray    Galbraith
           Technical Services, Inc.
Comapany 3,
November  NameYouneeqAI
             2023           Technical Services, Inc.
November
Page 3    3, 2023 Page 3
FirstName LastName
         be successful in raising this level of additional capital, also addressing the extent to which you have previously obtained private placements for cash. In this regard the disclosure of your intent to raise a specific dollar amount after effectiveness, may imply that your ability and the timing of obtaining such funding is more certain than may be the case. Additionally, as we are currently in the fourth quarter of fiscal 2023, please revise to remove any disclosure indicating registration statement effectiveness and securing financing in the third quarter of 2023.
7. In an effort to add context to the potential revenue, if any, from the recently signed
         Annual SaaS Service Agreements, please revise to clarify whether these customers are small, medium, or ISV businesses.
Liquidity and Capital Resources, page 45

8. We note your revised disclosure on page 38 where you state that the company believes it can satisfy minimum cash requirements for the next twelve months with either equity financing, convertible debenture or, if needed, loans from shareholders. You also state that the company anticipates it will have commitments for convertible debt financing within the next three months. As previously requested in prior comment 10, please refer to
         Item 303(b)(1) of Regulation S-K and revise your liquidity discussion within MD&A to address the following:
             Describe management   s plans to obtain additional financing,
avoiding disclosures
              that may imply any level of certainty in the nature, amount, or timing of obtaining such funding in light of your disclosures that you currently have no funding commitments.
             Disclose the aggregate for each of your significant contractual obligations currently outstanding and the timing of when such payments are or will be due.
             Disclose the amount of minimum funding necessary to meet your operating needs for at least the next 12 months.
             Discuss the timing and dollar amount of your current obligations including the scheduled monthly payments as required by the License Agreement.
             Quantify the amount of time that your current cash balance can support operations.
Consolidated Financial Statements for the three and six months ended June 30, 2023 and 2022
Note 10. Subsequent Events, page F-14

9. You disclose that management evaluated subsequent events through the date the financial statements were available to be issued. Please revise to also disclose the actual date through which subsequent events have been evaluated. Similarly revise the subsequent even note in your audited financial statements. Refer to ASC 855-10-50-1(a).
10. Please revise to separately discuss the Share Purchase Agreement and the Rights
         Agreement. Also, regarding the Share Purchase Agreement, revise to address the following:
             Tell us whether there are any related party interests between the purchaser, FNB
 Murray Galbraith
YouneeqAI Technical Services, Inc.
November 3, 2023
Page 4
              Enterprises LTD, and either the company or RC365.
                Disclose the time period over which the agreement is valid. Describe any termination provisions in the agreement.
                Clarify that the agreement is a legally binding obligation of the company to sell the shares at a fixed price at the purchaser's discretion regardless of future fluctuations in
              RC365's ordinary share price, and the purchaser is not obligated to purchase the full
              3,000,000 RC365 ordinary shares.
                State, if true, that the RC365 ordinary shares are listed or quoted on a stock exchange.
Consolidated Financial Statements for year ended December 31, 2022 and 2021 Report of Independent Registered Public Accounting Firm, page F-16

11. Please have your auditor revise their report to include an explanatory paragraph, immediately following the opinion paragraph, regarding the restatement of the fiscal 2022 financial statements. Refer to paragraphs .09 and .16 to .17 of AS
2820.
Consolidated Balance Sheets, page F-17

12. Please revise to classify the $40,000 monthly license royalty payments due within 12 months, as well as any amounts not paid during fiscal year 2022 pursuant to the terms of the License Agreement, as a current liability or explain. Refer to ASC 210-10-45-5 to 45-
         12. Also, revise throughout the filing to clarify the amount due pursuant to the terms of the License Agreement for each of fiscal year 2022 and to date in fiscal year 2023, versus the amounts actually paid in each period. To the extent you received accommodations other than during the fourth quarter of fiscal year 2022, as you disclose, revise to indicate as such.
Item 16. Exhibits and Financial Statement schedules, page II-6

13.      Exhibits 2.1, 2.2, 3(i)1-5, 4.1, 10.3, and 10.4 have been uploaded as images rather than
         text searchable documents. Please amend your filing to make sure all exhibits are submitted in a text searchable format. See Section 5.1 of the EDGAR Filer Manual
         (Volume II) EDGAR Filing (Version 67) (September 2023), and Item 301 of Regulation
         S-T.
General
FirstName LastNameMurray Galbraith
14. Where the Risk Factor section is more than 15 pages long, you should include a bulleted
Comapany   NameYouneeqAI
       or numbered             Technical
                      list no more        Services,
                                   than two         Inc.of the principal risk
factors in the summary.
                                            pages long
       Refer
November   3, to ItemPage
               2023    105(b)
                            4 of Regulation S-K.
FirstName LastName
 Murray Galbraith
FirstName
YouneeqAILastNameMurray    Galbraith
           Technical Services, Inc.
Comapany 3,
November  NameYouneeqAI
             2023           Technical Services, Inc.
November
Page 5    3, 2023 Page 5
FirstName LastName
       Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Christen Lambert